UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 3, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 02 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

2.	A Stock Exchange Announcement dated 02 October 2017 entitled ‘VODAFONE PORTUGAL & NOS FIBRE NETWORK SHARE AGMT’

3.	A Stock Exchange Announcement dated 02 October 2017 entitled ‘TOTAL VOTING RIGHTS’

4.	A Stock Exchange Announcement dated 03 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

5.	A Stock Exchange Announcement dated 04 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

6.	A Stock Exchange Announcement dated 05 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

7.	A Stock Exchange Announcement dated 09 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

8.	A Stock Exchange Announcement dated 10 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

9.	A Stock Exchange Announcement dated 11 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

10.	A Stock Exchange Announcement dated 12 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

11.	A Stock Exchange Announcement dated 13 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

12.	A Stock Exchange Announcement dated 16 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

13.	A Stock Exchange Announcement dated 17 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

14.	A Stock Exchange Announcement dated 18 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

15.	A Stock Exchange Announcement dated 19 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

16.	A Stock Exchange Announcement dated 20 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

17.	A Stock Exchange Announcement dated 23 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

18.	A Stock Exchange Announcement dated 24 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

19.	A Stock Exchange Announcement dated 25 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

20.	A Stock Exchange Announcement dated 26 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

21.	A Stock Exchange Announcement dated 27 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

22.	A Stock Exchange Announcement dated 30 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

23.	A Stock Exchange Announcement dated 31 October 2017 entitled ‘TRANSACTION IN OWN SHARES’

02 October 2017

RNS: 3262S

02 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	29 September 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	15,995,501
Highest price paid per share (pence):	208.7500
Lowest price paid per share (pence):	205.8500
Volume weighted average price paid per share (pence):	207.6809

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,677,109,355 of its ordinary shares in treasury and have 27,137,567,473 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 29 September 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 207.6809 pence per share as one transaction at 17:12 (BST) on the London Stock Exchange (transaction reference: 1244611394833751586-20170929); and

•                  purchase 9,367,620 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 29 September 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:13 (BST) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	207.6809	6,627,881
LSE	207.6809	9,367,620

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3262S_-2017-9-29.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

02 October 2017

RNS: 3393S

2 October 2017

VODAFONE PORTUGAL AND NOS FIBRE NETWORK SHARE AGREEMENT IN PORTUGAL

Vodafone Group announces that Vodafone Portugal and NOS have signed an agreement to deploy and share a fibre-to-the-home network which will be marketable to around 2.6 million homes and businesses in Portugal. The two companies will provide reciprocal access to each other’s networks on commercially agreed terms.

The key terms of the agreement are:

•               The total number of homes and businesses to be shared by the two companies will be around 2.6 million covering both existing and greenfield areas.

•               Vodafone Portugal will gain access to 1.3 million homes and businesses in new areas, consisting of new fibre builds in NOS’s current cable footprint, NOS’s existing fibre reach in areas greenfield to Vodafone, and building homes in new areas. This will increase its total coverage from 2.7 million to around 4.0 million, representing 80% of the households in the country.

•               Each party will deploy, but not share, the link between the central office and the fibre backbone, active equipment and CPEs. Customer connections and activations will be independent of each other.

•               Marketing of services across the joint network will commence from the beginning of calendar 2018. Both Vodafone Portugal and NOS will maintain complete autonomy and flexibility in respect of their respective retail offers.

The agreement is consistent with Vodafone Group’s fixed infrastructure strategy, which aims for an optimal mix of build, strategic partnerships, wholesale and buy approaches. As a result of this strategy, Vodafone can already market high-speed services to 98 million homes across Europe, and this agreement extends this to over 100 million.

Notes:

Vodafone Portugal’s current fibre-to-the-home deployment programme, reached 2.7 million homes as of June 2017 (1.8 million through self-build, 0.5 million via reciprocal access with MEO, 0.2 million acquired from NOS following the Optimus/Zon merger remedies and 0.2 million via a wholesale agreement with MEO). The company has 4.7 million mobile customers and around 550,000 fixed broadband customers.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

02 October 2017

RNS: 4184S

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 September 2017:

Vodafone’s issued share capital consists of 28,814,676,828 ordinary shares of US$0.20 20/21 of which 1,677,109,355 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,137,567,473. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

03 October 2017

RNS: 4776S

3 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	2 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	16,309,698
Highest price paid per share (pence):	211.5500
Lowest price paid per share (pence):	207.7000
Volume weighted average price paid per share (pence):	209.8170

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,693,332,675 of its ordinary shares in treasury and have 27,121,344,153 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 2 October 2017 J.P. Morgan (as principal) elected to:

•                sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 209.8170 pence per share as one transaction at 17:09 (BST) on the London Stock Exchange (transaction reference: 1811684516859244334-20171002); and

•                purchase 9,681,817 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 2 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:08 (BST) on the London Stock Exchange at the

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	209.8170	6,627,881
LSE	209.8170	9,681,817

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4776S_-2017-10-2.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

04 October 2017

RNS: 6130S

4 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	3 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	16,720,381
Highest price paid per share (pence):	211.3500
Lowest price paid per share (pence):	210.0000
Volume weighted average price paid per share (pence):	210.6470

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,710,041,144 of its ordinary shares in treasury and have 27,104,635,684 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 3 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 210.5750 pence per share as one transaction at 17:07 (BST) on the London Stock Exchange (transaction reference: 2001016021115757290-20171003); and

•                  purchase 10,092,500 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 3 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:06 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	210.5750	6,627,881
LSE	210.6943	10,092,500

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6130S_-2017-10-3.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

05 October 2017

RNS: 7477S

5 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	4 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	16,812,830
Highest price paid per share (pence):	212.3000
Lowest price paid per share (pence):	209.1000
Volume weighted average price paid per share (pence):	210.1449

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,726,834,648 of its ordinary shares in treasury and have 27,087,854,520 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 4 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 209.10 pence per share as one transaction at 17:38 (BST) on the London Stock Exchange (transaction reference: 2197314031045837256-20171004); and

•                  purchase 10,184,949 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 4 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:38 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	209.1000	6,627,881
LSE	210.8248	10,184,949

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7477S_-2017-10-4.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

09 October 2017

RNS: 9935S

9 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	6 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	17,298,094
Highest price paid per share (pence):	213.3500
Lowest price paid per share (pence):	211.3500
Volume weighted average price paid per share (pence):	212.0941

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,761,141,134 of its ordinary shares in treasury and have 27,053,548,034 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 6 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 211.7500 pence per share as one transaction at 17:13 (BST) on the London Stock Exchange (transaction reference: 2570791742722306144-20171006); and

•                  purchase 10,670,213 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 6 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:13 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	211.7500	6,627,881
LSE	212.3079	10,670,213

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9935S_-2017-10-6.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

10 October 2017

RNS: 1217T

10 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	9 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	17,484,033
Highest price paid per share (pence):	212.6000
Lowest price paid per share (pence):	210.5500
Volume weighted average price paid per share (pence):	211.4120

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,778,544,025 of its ordinary shares in treasury and have 27,036,145,143 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 9 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 211.2250 pence per share as one transaction at 17:04 (BST) on the London Stock Exchange (transaction reference: 3146709336281582669-20171009); and

•                  purchase 10,856,152 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 9 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:04 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	211.2250	6,627,881
LSE	211.5262	10,856,152

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1217T_-2017-10-9.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

11 October 2017

RNS: 2475T

11 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	10 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	17,610,009
Highest price paid per share (pence):	213.4500
Lowest price paid per share (pence):	210.5000
Volume weighted average price paid per share (pence):	212.0909

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,796,125,510 of its ordinary shares in treasury and have 27,018,563,658 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 10 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 212.0909 pence per share as one transaction at 17:19 (BST) on the London Stock Exchange (transaction reference: 3336685154351978671-20171010); and

•                  purchase 10,982,128 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 10 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:18 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	212.0909	6,627,881
LSE	212.0909	10,982,128

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2475T_-2017-10-10.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

12 October 2017

RNS: 3728T

12 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	11 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	17,613,222
Highest price paid per share (pence):	215.4500
Lowest price paid per share (pence):	212.9500
Volume weighted average price paid per share (pence):	214.6434

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,813,710,600 of its ordinary shares in treasury and have 27,000,978,568 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 11 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 214.6434 pence per share as one transaction at 17:14 (BST) on the London Stock Exchange (transaction reference: 3522438847771718879-20171011); and

•                  purchase 10,985,341 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 11 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:15 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	214.6434	6,627,881
LSE	214.6434	10,985,341

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3728T_-2017-10-11.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

13 October 2017

RNS: 4951T

13 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	12 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	11,625,820
Highest price paid per share (pence):	217.3500
Lowest price paid per share (pence):	214.6500
Volume weighted average price paid per share (pence):	216.2820

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,825,336,420 of its ordinary shares in treasury and have 26,989,352,748 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 12 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.2820 pence per share as one transaction at 17:11 (BST) on the London Stock Exchange (transaction reference: 3708865442307660682-20171012); and

•                  purchase 4,997,939 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 12 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:10 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.2820	6,627,881
LSE	216.2820	4,997,939

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4951T_-2017-10-12.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

16 October 2017

RNS: 6195T

16 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	13 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	217.6500
Lowest price paid per share (pence):	215.5500
Volume weighted average price paid per share (pence):	216.1409

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,838,592,366 of its ordinary shares in treasury and have 26,976,096,802 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 13 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.6750 pence per share as one transaction at 17:22 (BST) on the London Stock Exchange (transaction reference: 3906025469353931262-20171013); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 13 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:14 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.6750	6,627,881
LSE	216.6068	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6195T_-2017-10-13.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

17 October 2017

RNS: 7439T

17 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	16 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.9000
Lowest price paid per share (pence):	215.6000
Volume weighted average price paid per share (pence):	216.0600

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,851,935,761 of its ordinary shares in treasury and have 26,962,753,407 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 16 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.0250 pence per share as one transaction at 17:14 (BST) on the London Stock Exchange (transaction reference: 4469459207891484202-20171016); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 16 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:13 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.0250	6,627,881
LSE	216.0949	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7439T_-2017-10-16.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

18 October 2017

RNS: 8771T

18 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	17 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	217.7500
Lowest price paid per share (pence):	215.5500
Volume weighted average price paid per share (pence):	216.5506

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,865,009,712 of its ordinary shares in treasury and have 26,949,679,586 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 17 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.1750 pence per share as one transaction at 17:46 (BST) on the London Stock Exchange (transaction reference: 4663441646333476838-20171017); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 17 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:45 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.1750	6,627,881
LSE	216.9261	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8771T_-2017-10-17.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

19 October 2017

RNS: 0101U

19 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	18 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	217.3500
Lowest price paid per share (pence):	215.9000
Volume weighted average price paid per share (pence):	216.6790

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,878,265,658 of its ordinary shares in treasury and have 26,936,423,640 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 18 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.6790 pence per share as one transaction at 17:44 (BST) on the London Stock Exchange (transaction reference: 4860159669705379213-20171018); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 18 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:42 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.6790	6,627,881
LSE	216.6790	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0101U_-2017-10-18.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

20 October 2017

RNS: 1362U

20 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	19 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	218.3500
Lowest price paid per share (pence):	216.1000
Volume weighted average price paid per share (pence):	217.2955

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,891,521,604 of its ordinary shares in treasury and have 26,923,167,694 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 19 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 217.1000 pence per share as one transaction at 17:08 (BST) on the London Stock Exchange (transaction reference: 5045631888148404201-20171019); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 19 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:07 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	217.1000	6,627,881
LSE	217.4909	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1362U_-2017-10-19.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

23 October 2017

RNS: 2606U

23 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	20 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	218.4500
Lowest price paid per share (pence):	216.2000
Volume weighted average price paid per share (pence):	217.2065

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,904,777,550 of its ordinary shares in treasury and have 26,909,911,748 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 20 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.8750 pence per share as one transaction at 17:25 (BST) on the London Stock Exchange (transaction reference: 5235486759939756807-20171020); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 20 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:25 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.8750	6,627,881
LSE	217.5379	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2606U_-2017-10-20.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

24 October 2017

RNS: 3880U

24 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	23 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	217.8500
Lowest price paid per share (pence):	215.5500
Volume weighted average price paid per share (pence):	216.5284

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,917,955,171 of its ordinary shares in treasury and have 26,896,734,127 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 23 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.2500 pence per share as one transaction at 17:27 (BST) on the London Stock Exchange (transaction reference: 5809414237452765168-20171023); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 23 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:25 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.2500	6,627,881
LSE	216.8068	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3880U_-2017-10-23.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

25 October 2017

RNS: 5148U

25 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	24 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.9500
Lowest price paid per share (pence):	215.2000
Volume weighted average price paid per share (pence):	216.0392

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,931,200,997 of its ordinary shares in treasury and have 26,883,488,301 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 24 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.0392 pence per share as one transaction at 17:10 (BST) on the London Stock Exchange (transaction reference: 5994202559663337846-20171024); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 24 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:11 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.0392	6,627,881
LSE	216.0392	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5148U_-2017-10-24.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

26 October 2017

RNS: 6402U

26 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	25 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.9500
Lowest price paid per share (pence):	213.4000
Volume weighted average price paid per share (pence):	214.5833

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,944,456,943 of its ordinary shares in treasury and have 26,870,232,355 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 25 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 213.6250 pence per share as one transaction at 17:20 (BST) on the London Stock Exchange (transaction reference: 6190357633081803858-20171025); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 25 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:20 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	213.6250	6,627,881
LSE	215.5416	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6402U_-2017-10-25.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

27 October 2017

RNS: 7702U

27 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	26 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	215.8500
Lowest price paid per share (pence):	213.7500
Volume weighted average price paid per share (pence):	214.8152

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,957,712,889 of its ordinary shares in treasury and have 26,856,976,409 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 26 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 214.8152 pence per share as one transaction at 17:05 (BST) on the London Stock Exchange (transaction reference: 6373628629246049147-20171026); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 26 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:39 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	214.8152	6,627,881
LSE	214.8152	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7702U_-2017-10-26.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

30 October 2017

RNS: 8925U

30 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	27 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.9000
Lowest price paid per share (pence):	214.9500
Volume weighted average price paid per share (pence):	215.6948

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,970,955,658 of its ordinary shares in treasury and have 26,843,733,640 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 27 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.6000 pence per share as one transaction at 16:57 (BST) on the London Stock Exchange (transaction reference: 6561062409447167305-20171027); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 27 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 16:56 (BST) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.6000	6,627,881
LSE	215.7896	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8925U_-2017-10-27.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

31 October 2017

RNS: 0219V

31 October 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	30 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.1000
Lowest price paid per share (pence):	214.4500
Volume weighted average price paid per share (pence):	215.3357

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,984,153,411 of its ordinary shares in treasury and have 26,830,535,887 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 30 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.3357 pence per share as one transaction at 17:06 (GMT) on the London Stock Exchange (transaction reference: 7139524272913146157-20171030); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 30 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:06 (GMT) on the London Stock Exchange at

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.3357	6,627,881
LSE	215.3357	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0219V_-2017-10-30.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	November 3, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary